BY EDGAR

September 30, 2009

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz, Esq.

Re:	Nuveen Virginia Dividend Advantage Municipal Fund (File Nos. 333-161973; 811-09469)

Nuveen Virginia Dividend Advantage Municipal Fund 2 (File Nos. 333-161974; 811-10523)

Nuveen Virginia Premium Income Municipal Fund (File Nos. 333-161975; 811-07490)

Registration Statements on Form N-2 Relating to MuniFund Term Preferred Shares

Dear Mr. Grzeskiewicz:

On September 18, 2009, each of Nuveen Virginia Dividend Advantage Municipal Fund (“Virginia Dividend Advantage”), Nuveen Virginia Dividend Advantage Municipal Fund 2 (“Virginia Dividend Advantage 2”) and Nuveen Virginia Premium Income Municipal Fund (“Virginia Premium Income” and together with Virginia Dividend Advantage and Virginia Dividend Advantage 2, the “Virginia Funds”) filed a Registration Statement on Form N-2 (each, a “Registration Statement”) for the purpose of registering its MuniFund Term Preferred Shares of beneficial interest, Series 2014, liquidation preference $10 per share (“MTP Shares”). The purpose of this letter is to request selective review of the Registration Statements, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

In connection with the offering of MTP Shares by Nuveen Insured Dividend Municipal Advantage Fund (“Insured Dividend”), the SEC staff reviewed and commented on Insured Dividend’s registration statement (File Nos. 333-160630; 811-09475) relating to MTP Shares (the “Insured Dividend Registration Statement”). Each of the Virginia Funds is requesting selective review of those portions of its Registration Statement that are identical to (or substantially identical to) the Insured Dividend Registration Statement. Each Virginia Fund Registration Statement as filed has addressed the applicable SEC comments that were previously given by the SEC staff relating to the Insured Dividend Registration Statement.

Insured Dividend is a closed-end investment company managed by Nuveen Asset Management, the investment adviser of the Virginia Funds. As noted above, the SEC staff has

Division of Investment Management

September 30, 2009

previously commented on the Insured Dividend Registration Statement, and Insured Dividend has filed a pre-effective amendment to its such registration statement to, among other things, address those comments. It is anticipated that the Insured Dividend Registration Statement will be declared effective in October 2009. The Fund is requesting selective review of those portions of the Registration Statements that are identical to (or substantially identical to) the Insured Dividend Registration Statement, and therefore previously reviewed by the staff.

As we have discussed, the rights and preferences of the MTP Shares to be issued by Insured Dividend are identical to the MTP Shares to be issued by each of the Virginia Funds. Furthermore, Insured Dividend and each of the Virginia Funds share the same board of trustees, officers, investment adviser, legal counsel (both special counsel and special Massachusetts counsel), independent registered public accounting firm, transfer agent, custodian and redemption and paying agent. As a result, the prospectus disclosure items set forth below are identical (or substantially identical) among the Insured Dividend Registration Statement and each of the Registration Statements (page numbers correspond to the Virginia Dividend Advantage Registration Statement). In addition, as a general matter, only those fund-specific disclosures (e.g., investment objectives and policies, investment restrictions, portfolio composition, portfolio manager) in the prospectus and statement of additional information comprising each of the Registration Statements are not substantially identical to those in the Insured Dividend Registration Statement, given the different investment focus of these funds. In addition, the tax disclosures in the Registration Statements differ from the disclosure in the Insured Dividend Registration Statement, to the extent that the Registration Statements address Virginia tax consequences of investing in MTP Shares.

Identical or Substantially Identical Disclosure Items

•	Prospectus Summary

•	The Offering (pgs. 1-2) ;

•	Who May Want to Invest (pg. 2);

•	Fixed Dividend Rate (pg. 2);

•	Dividend Payments (pg. 3);

•	Term Redemption (pg. 3);

•	Mandatory Redemption for Asset Coverage and Effective Leverage Ratio (pgs. 3-4);

•	Optional Redemption (pgs. 4-5) ;

•	Ratings (pg. 5);

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September 30, 2009

•	Asset Coverage (pg. 6);

•	Effective Leverage Ratio (pg. 6);

•	Voting Rights (pgs. 6-7);

•	Liquidation Preference (pg. 7);

•	Investment Adviser (pg. 8);

•	Listing (pg. 8);

•	Redemption and Paying Agent (pg. 8);

•	Risks – Risks of Investing in MTP Shares (pgs. 8-10); and

•	Governing Law (pg. 13).

•	Use of Proceeds (pg. 15)

•	Description of MTP Shares

•	General (pg. 18);

•	Dividends and Dividend Periods (pgs. 18-21);

•	Restrictions on Dividend, Redemption and Other Payments (pgs. 21-23);

•	Asset Coverage (pg. 23);

•	Effective Leverage Ratio (pg. 23);

•	Redemption (pgs. 23-27);

•	Term Redemption Liquidity Account and Liquidity Requirement (pgs. 27-28);

•	Liquidation Rights (pgs. 28-29);

•	Voting Rights (pgs. 29-31);

•	Rating Agencies (pg. 31);

•	Issuance of Additional Preferred Stock (pg. 31); and

•	Actions on Other than Business Days (pg. 31).

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September 30, 2009

•	Risks – Risks of Investing in MTP Shares (pgs. 39-40)

•	Management of the Fund

•	Trustees and Officers (pg. 46);

•	Nuveen Investments (pg. 46); and

•	Additional Information Relating to NAM and Nuveen Investments (pgs. 46-47).

•	Net Asset Value (pg. 48)

•	Descriptions of Borrowings (pgs. 48-49)

•	Description of Outstanding Shares (pgs. 49-50)

•	Certain Provisions of the Declaration of Trust and By-Laws (pgs. 50-51)

•	Repurchase of Fund Shares; Conversion to Open-End Fund (pg. 51)

•	Tax Matters

•	Federal Income Tax Treatment of the Fund (pgs. 52-53);

•	Federal Income Tax Treatment of Holders of MTP Shares (pgs. 53-54);

•	Sale of Shares (pg. 54); and

•	Backup Withholding (pg. 54).

•	Underwriters (pgs. 55-56)

•	Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent (pg. 57)

•	Legal Opinions (pg. 57)

•	Independent Registered Public Accounting Firm (pg. 57)

•	Miscellaneous (pg. 57)

•	Available Information (pg. 57)

Division of Investment Management

September 30, 2009

We believe this letter demonstrates the suitability of selective review of the Registration Statements, based on the SEC staff’s previous review and comment on the Insured Dividend Registration Statement. Please call me, Stacy H. Winick (202-778-9252) or Eric S. Purple (202-778-9220) if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

cc:	Gifford R. Zimmerman

Mark L. Winget

Sarah E. Cogan